Exhibit E-1

Eidos PLC – Additional Listing
RNS Number: 3388X
Eidos PLC

17 June 2002

Eidos plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a Block Listing of 6,483,637 ordinary shares of 2p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the following Schemes:

Eidos plc SAYE Scheme	463,245
Discretionary Scheme Approved Options	765,983
Discretionary Scheme Unapproved Options	5,254,409

E1-1